Exhibit (a)(1)(H)

Omnicare, Inc. • 100 East RiverCenter Boulevard • Covington, Kentucky 41011 • 859/392-3300 • 859/392-3360 Fax

Omnicare	news release

FOR IMMEDIATE RELEASE

OMNICARE COMMENCES TENDER OFFER

TO ACQUIRE NEIGHBORCARE FOR $30.00 PER SHARE IN CASH

COVINGTON, Ky., June 4, 2004 – Omnicare, Inc. (NYSE: OCR) today announced that it has commenced a tender offer to purchase all of the outstanding shares of NeighborCare, Inc. (NASDAQ: NCRX) common stock for $30.00 per share in cash. The offer represents a 70% premium over NeighborCare’s closing stock price on May 21, 2004 – the last trading day before Omnicare informed NeighborCare’s board in a public letter that it was offering $30.00 per share in cash for the company.

The transaction has a total value of approximately $1.5 billion, which includes the assumption of NeighborCare’s net debt. The transaction is expected to be significantly accretive to Omnicare’s earnings per share.

The tender offer is scheduled to expire at 5:00 p.m., New York City time, on July 7, 2004, unless extended.

Below is the complete text of a letter sent today from Joel F. Gemunder, president and chief executive officer of Omnicare, to NeighborCare shareholders.

June 4, 2004

Dear NeighborCare Shareholder:

As you are aware, Omnicare, Inc. has announced that it has commenced a tender offer to purchase all of the outstanding shares of NeighborCare, Inc. common stock for $30.00 per share in cash.

Omnicare’s all-cash offer will provide you with substantial and immediate value: a 70% premium over NeighborCare’s closing share price on May 21, 2004 – the last trading day before Omnicare publicly announced its offer on May 24. In addition, our offer represents a 40% premium over the 30-day trading average prior to the announcement of our offer, a 30% premium to Wall Street’s median target for NeighborCare’s stock over the next 12 months, and is $4.00 more than NeighborCare’s previous all-time high.

The combination of NeighborCare and Omnicare is a strong strategic fit. It will create a premier institutional pharmacy company with greater resources to provide quality care and expanded services.

Omnicare’s tender offer is scheduled to expire on July 7, 2004, at 5:00 p.m. New York City time, unless extended. While no one can estimate what NeighborCare’s share price would be absent our offer, please keep in mind that within the past 6 months NeighborCare shares have traded as low as $16.81 on May 20, and closed at $17.02 on that day.

Despite the fact that Omnicare’s all-cash offer will provide substantial and immediate value to you – and at a virtually unprecedented 70% premium that we do not believe NeighborCare could achieve on its own, either now or well into the future – your Board of Directors has rejected our offer and refuses even to discuss our offer with us. It is clear that reaching an agreement quickly would be in the best interests of both companies, their shareholders and other constituencies.

SEND A MESSAGE TO NEIGHBORCARE’S BOARD OF DIRECTORS

By tendering your shares, you will be sending a strong message to your Board of Directors that you – the real owners of the company – want to receive maximum value now for your NeighborCare investment. You will also be sending a clear signal to your Board that they should negotiate with Omnicare because a combination of the two companies is just too compelling to ignore.

It is important that you and your fellow NeighborCare shareholders fully understand our genuine attempts to develop an offer that is in your best interests and that provides a fair price for the fair value of your shares.

In a March 30 letter to NeighborCare chairman, president and chief executive officer, John J. Arlotta, we proposed to acquire NeighborCare for $30.00 per share, payable in a “combination of cash and Omnicare common stock.” Omnicare’s intent in offering a combination of cash and stock was to provide a significant premium to you while enabling you to participate in any potential upside by receiving shares in the combined company. But, your Board rejected our proposal without any real explanation and refused any further discussions.

After NeighborCare disappointed the market with its second-quarter earnings announcement on May 12, which prompted analysts to reduce earnings estimates and caused the company’s stock price to drop precipitously, Omnicare’s Board decided that it was in the best interests of the shareholders of both companies that this compelling offer be made public. Despite the recent significant drop in NeighborCare’s share price, we announced on May 24 that we would continue to offer $30 per share for all of NeighborCare’s outstanding shares, while also providing the certainty of all-cash consideration. But again, your Board rejected this compelling offer and continues to refuse to even meet with us to explore the potential of a mutually acceptable transaction.

Your Board’s refusal to act in your best interests left us no choice but to commence our tender offer for NeighborCare shares. Now you have an opportunity to act in your own best interests by tendering your shares.

CALL YOUR BROKER, BANKER OR OTHER FINANCIAL ADVISOR TODAY

ASK WHAT COURSE OF ACTION IS IN YOUR BEST INTEREST

The choice is clear. Tender your shares today. Don’t miss out on the opportunity to realize maximum value for your NeighborCare shares.

Sincerely,

/S/ JOEL F. GEMUNDER
Joel F. Gemunder President and Chief Executive Officer

Dewey Ballantine LLP is acting as legal counsel to Omnicare and Lehman Brothers and Lazard are acting as financial advisors. Innisfree M&A Incorporated is acting as information agent for Omnicare’s offer.

About NeighborCare, Inc.

NeighborCare, Inc. (NASDAQ: NCRX) is one of the nation’s leading institutional pharmacy providers serving long-term care and skilled nursing facilities, specialty hospitals, assisted and independent living communities, and other assorted group settings. NeighborCare also provides infusion therapy services, home medical equipment, respiratory therapy services, community-based retail pharmacies and group purchasing. In total, NeighborCare’s operations span the nation, providing pharmaceutical services in 32 states and the District of Columbia.

About Omnicare, Inc.

Omnicare, Inc. (NYSE:OCR), a Fortune 500 company based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves residents in long-term care facilities comprising approximately 1,050,000 beds in 47 states and the District of Columbia, making it the nation’s largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 29 countries worldwide.

This press release contains certain statements which are “forward-looking” statements under the federal securities laws and involve risks and uncertainties relating to the occurrence of future events. These statements include, but are not limited to, the impact of the NeighborCare acquisition on Omnicare’s earnings in 2004 and beyond; Omnicare’s ability to build upon its existing operations; geographic expansion opportunities; Omnicare’s ability to leverage services and capabilities among its national network of institutional pharmacies; Omnicare’s ability to successfully integrate this acquisition and achieve synergies; and Omnicare’s strategy in the institutional pharmacy business. Certain factors that could cause actual events not to occur as expressed in the forward-looking statements include, but are not limited to, the inability to integrate the NeighborCare acquisition as anticipated; the inability to realize expected revenues, earnings, synergies and other benefits from the NeighborCare acquisition; the performance of Omnicare’s institutional pharmacy business; business conditions in the institutional pharmacy industry generally; the inability to expand geographically as anticipated; the inability to leverage services and capabilities among Omnicare’s network of institutional pharmacies as anticipated; the effectiveness of Omnicare’s strategy in the institutional pharmacy business; and the ability of the NeighborCare acquisition to strengthen relationships with pharmaceutical and biotechnology companies. Omnicare assumes no obligation to update the forward-looking information. Other risks and uncertainties concerning Omnicare’s performance are set forth in reports and documents filed by Omnicare with the Securities and Exchange Commission from time to time. Please use caution in placing reliance on forward-looking statements.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer materials of Omnicare because they contain important information. The tender offer materials have been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these materials and other relevant documents on the SEC’s web site at: http://www.sec.gov. The tender offer materials and related documents may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

Contacts:
Cheryl Hodges Omnicare (859) 392-3331	Joele Frank / Steve Silva Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449

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